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14042042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 2 2014
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bullish Bob Bagley Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2535-A Cedar Springs
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W. (Address) Celeste (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Bagley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullish Bob Bagley Securities, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

JUDY ANDERSON
Notary Public, State of Texas
My Comm. Expires 10/19/2016
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

■ (a) Facing page.
■ (b) Statement of Financial Condition.
■ (c) Statement of Income (Loss).
■ (d) Statement of Cash Flows.
■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
■ (g) Computation of Net Capital.
■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.*
■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BULLISH BOB BAGLEY SECURITIES, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2014

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. (a Texas corporation) as of September 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Bullish Bob Bagley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 13, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Financial Condition
September 30, 2014

ASSETS	
Cash	$ 359
Securities owned	7,756
Clearing deposit	15,000
TOTAL ASSETS	$ 23,115
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to clearing broker/dealer	$ 5,212
Stockholder's Equity	
Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	81,401
Accumulated deficit	(64,498)
TOTAL STOCKHOLDER'S EQUITY	17,903
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,115

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Income
Year Ended September 30, 2014

Revenue	
Securities commissions	$ 36,051
TOTAL REVENUE	36,051
Expenses	
Occupancy and equipment	17,129
Clearing charges	14,990
Compensation and related costs	4,845
Regulatory fees and expenses	3,854
Professional fees	3,668
Communication	1,290
Interest	442
Other expenses	283
TOTAL EXPENSES	46,501
Net loss before other loss	(10,450)
Other Loss	
Unrealized loss on securities owned	3,769
NET LOSS	$ (14,219)

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2014

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2013	1,000	$ 1,000	$ 69,901	$ (50,279)	$ 20,622
Additional capital contributions	-	-	11,500	-	11,500
Net loss	-	-	-	(14,219)	(14,219)
Balances at September 30, 2014	1,000	$ 1,000	$ 81,401	$ (64,498)	$ 17,903

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2014

Cash flows from operating activities:	
Net loss	$ (14,219)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized loss on securities owned	3,769
Changes in assets and liabilities	
Decrease in commissions receivable	1,548
Decrease in payable to clearing broker/dealer	(2,468)
Net cash used in operating activities	(11,370)
Cash flows from financing activities:	
Additional capital contributions	11,500
Net change in cash	130
Cash at beginning of year	229
Cash at end of year	$ 359
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 442
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bullish Bob Bagley Securities, Inc. (the Company) was organized in May 1989 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The majority of the Company's customers are individuals located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

As of September 30, 2014, open Federal tax years include the tax years ended September 30, 2011 through September 30, 2013.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement required minimum monthly charges of $1,000 through June 2014 and $2,000 per month thereafter. The agreement also requires the Company to maintain a minimum of $15,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company had net capital of $16,769, which was $11,769 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

Note 4 - Fair Value / Securities Owned

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for securities owned measured at fair value. There have been no changes in the methodologies used at September 30, 2014.

Mutual fund: Valued at the daily closing price as reported by the fund.

Exchange traded fund: Valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Note 4 - Fair Value / Securities Owned (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of September 30, 2014

	Level 1	Level 2	Level 3	Total
Mutual fund	$ 1,588	$ -	$ -	$ 1,588
Exchange traded fund	6,168	-	-	6,168
Total	$ 7,756	$ -	$ -	$ 7,756

Securities owned consist of holdings in one mutual fund and one exchange traded fund. Cost and fair value of securities owned at September 30, 2014, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mutual fund	$ 27,765	$ -	$ 26,177	$ 1,588
Exchange traded fund	85,770	-	79,602	6,168
	$ 113,536	$ -	$ 105,780	$ 7,756

Note 5 - Income Taxes

The Company's has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $45,000 available to offset future taxable income, which begins expiring in 2028. The net operating loss carryforward and cumulative unrealized losses on securities owned creates a deferred tax asset of approximately $23,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Services

The sole shareholder of the Company, a registered securities representative and officer of the Company, generated substantially all of the Company's revenue for the year ended September 30, 2014 and received no compensation. The Company is economically dependent upon the sole shareholder due to the concentration of services provided by the sole shareholder.

Note 7 - Office Lease

The Company currently leases office space on a month-to-month basis. The monthly lease payment is currently $1,350. Office rent for the year totaled $15,900 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 - Concentration of Credit Risk

The Company has $22,756, or approximately 98%, of its total assets in securities owned and a clearing deposit held at the Company's clearing broker/dealer.

Note 10 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 11 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2014, through November 13, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

BULLISH BOB BAGLEY SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2014

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 17,903
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	17,903
Haircuts on securities	
Securities owned	1,134
Net Capital	$ 16,769
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 11,769
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2014 as filed by Bullish Bob Bagley Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Exemption from Reserve Requirements and Possession or Control Requiremen

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding the SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bullish Bob Bagley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bullish Bob Bagley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Bullish Bob Bagley Securities, Inc. stated that Bullish Bob Bagley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bullish Bob Bagley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bullish Bob Bagley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 13, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BULLISH BOB BAGLEY SECURITIES. INC.

2535 A CEDAR SPRINGS
DALLAS, TX 75201
www.bullish.org

BULLISH BOB
PROFITABULL
972-BUL-LISH
972-285-5474

OFF 214-954-4445
FAX 214-954-1967
RES 972-681-2392
bbagley@bullish.org

EXEMPTION REPORT

Bullish Bob Bagley Securities, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. Bullish Bob Bagley Securities, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year October 1, 2013 to September 30, 2014.

2. Bullish Bob Bagley Securities, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year October 1, 2013 to September 30, 2014 without exception.